                                    SC 14D1/A
                             Tender Offer Statement


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)

                                (Amendment No. 3)

                                       and

                                Amendment No. 8**

                                       to
                                  SCHEDULE 13D

                   MOUNTASIA ENTERTAINMENT INTERNATIONAL, INC.
                            (Name of Subject Company)

                               MEI HOLDINGS, L.P.
                                    (Bidder)

                 9% Convertible Debentures Due November 1, 1999,
                 9.1% Convertible Debentures Due January 1, 2002
                                       and
                                  Common Stock
                       (Titles of Classes of Securities)

                                    624547105
                      ------------------------------------
                     (CUSIP Number of Class of Common Stock)
                          ----------------------------

                               ------------------
                             Daniel A. Decker, Esq.
                               MEI Holdings, L.P.
                4200 Texas Commerce Tower West, 2200 Ross Avenue
                               Dallas, Texas 75201
                                 (214) 229-4900

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
            Communications on Behalf of the Persons Filing Statement)

                                   Copies to:

                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

                                November 14, 1996
     (Date Tender Offers First Published, Sent or Given to Security Holders)

                   This statement is filed in connection with
                                a tender offer.
----------

** This Schedule constitutes Amendment No. 8 to the Schedule 13D originally filed by MEI Holdings, L.P. and certain of its affiliates on June 17, 1996.

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 2 of ___ Pages
               ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MEI Holdings, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,534,405(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     68.5%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
(1) 5,306,986 of such shares are subject to certain limitations on voting described in Item 6. Does not reflect certain rights, the exercise of which is outside the Reporting Persons' control, or obligations to acquire additional shares described in Item 6.

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 3 of ___ Pages
               ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MEI GenPar, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,534,405(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     68.5%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     PN
================================================================================

                *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
(1) 5,306,986 of such shares are subject to certain limitations on voting described in Item 6. Does not reflect certain rights, the exercise of which is outside the Reporting Persons' control, or obligations to acquire additional shares described in Item 6.

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 4 of ___ Pages
               ---------
===============================                =================================


================================================================================
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HH GenPar Partners
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) or 2(f)                                        |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OR ORGANIZATION

      Texas
--------------------------------------------------------------------------------
7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      19,534,405(1)
--------------------------------------------------------------------------------
8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES*                                                               |_|
--------------------------------------------------------------------------------
9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      68.5%
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON

      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
(1) 5,306,986 of such shares are subject to certain limitations on voting described in Item 6. Does not reflect certain rights, the exercise of which is outside the Reporting Persons' control, or obligations to acquire additional shares described in Item 6.

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 5 of ___ Pages
               ---------
===============================                =================================



================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hampstead Associates, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Texas
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,534,405(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     68.5%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) 5,306,986 of such shares are subject to certain limitations on voting described in Item 6. Does not reflect certain rights, the exercise of which is outside the Reporting Persons' control, or obligations to acquire additional shares described in Item 6.

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 6 of ___ Pages
               ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RAW GenPar, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Texas
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,534,405(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     68.5%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) 5,306,986 of such shares are subject to certain limitations on voting described in Item 6. Does not reflect certain rights, the exercise of which is outside the Reporting Persons' control, or obligations to acquire additional shares described in Item 6.

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 7 of ___ Pages
               ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     InMed, Inc. d/b/a Incap, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Texas
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,534,405(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     68.5%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!






----------
(1) 5,306,986 of such shares are subject to certain limitations on voting described in Item 6. Does not reflect certain rights, the exercise of which is outside the Reporting Persons' control, or obligations to acquire additional shares described in Item 6.

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 8 of ___ Pages
               ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Donald J. McNamara
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,534,405(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     68.5%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
(1) 5,306,986 of such shares are subject to certain limitations on voting described in Item 6. Does not reflect certain rights, the exercise of which is outside the Reporting Persons' control, or obligations to acquire additional shares described in Item 6.

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 9 of ___ Pages
               ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert A. Whitman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,534,405(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     68.5%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) 5,306,986 of such shares are subject to certain limitations on voting described in Item 6. Does not reflect certain rights, the exercise of which is outside the Reporting Persons' control, or obligations to acquire additional shares described in Item 6.

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 10 of ___ Pages
               ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Daniel A. Decker
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*



     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,534,405(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     68.5%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
(1) 5,306,986 of such shares are subject to certain limitations on voting described in Item 6. Does not reflect certain rights, the exercise of which is outside the Reporting Persons' control, or obligations to acquire additional shares described in Item 6.

     This Amendment No. 3 amends the Schedule 14D-1 Transaction Statement and
Schedule 13D, as previously amended (the "Statement"), relating to a tender offer by MEI Holdings, L.P., a Delaware limited partnership (the "Purchaser"), to purchase (i) any and all of the outstanding shares of Common Stock (the "Shares") of Mountasia Entertainment International, Inc. (the "Company") not now beneficially owned by the Purchaser at $3.50 per Share, net to the seller in cash, (ii) any and all of the outstanding 9% Subordinated Convertible Debentures Due November 1, 1999 of the Company at par plus accrued and unpaid interest to the date of acceptance for payment, net to the seller in cash, and (iii) all outstanding 9.1% Subordinated Convertible Debentures Due January 1, 2002 of the Company at par plus accrued and unpaid interest to date of acceptance for payment, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer To Purchase, dated November 14, 1996, as supplemented and amended (the "Offer To Purchase"), and the related Letters of Transmittal (which together constitute the "Offers").
Terms used herein which are defined in the Statement or the Offer To Purchase are used herein as so defined.







Item 6.    Interest in Securities of the Company.

           Item 6 of the Schedule 14D-1 is hereby supplemented and amended by adding the following:

           (a)-(b) The Offers expired at 12:00 midnight, New York City time on January 14, 1997. On January 15, 1997, the Purchaser purchased all Shares, 9% Debentures and 9.1% Debentures of the Company validly tendered pursuant to the Offers and not withdrawn prior to the Expiration Date. On January 15, 1997, the Purchaser issued a press release (the "Press Release") in which it announced the expiration of the Offers and the results thereof. A copy of the Press Release is filed as Exhibit (a)(10) hereto and is incorporated herein by reference. According to the Depositary, the Purchaser purchased pursuant to the Offers 7,806,435 Shares, $4,249,000 aggregate principal amount of 9% Debentures, and $11,422,322 aggregate principal amount of 9.1% Debentures. Giving effect to the foregoing transactions and assuming the conversion of the 9% and the 9.1% Debentures pursuant to the Offers, the Purchaser owns the following securities of the Company (the number of conversion Shares in (iii) and (iv) below are estimates):

           (i) 11,727,970 Shares purchased pursuant to the Investment Agreement (the "Initial Investment Shares");

           (ii) 7,806,435 Shares purchased in the Tender Offers (the "Tender Offer Shares");

           (iii) 446,489 Shares of Series F Stock, which, if Shareholder Approval were obtained, would be convertible into 4,464,890 Shares; and

           (iv) 203,256 Shares of Series G Stock, which, if Shareholder Approval were obtained, would be convertible into 2,032,560 Shares.

In addition, (i) the Purchaser has the right to acquire a presently undetermined number of additional Shares pursuant to the Post-Closing Adjustment Provisions and the Warrant, (ii) the Purchaser is obligated to invest an additional $22.7 million into the Company for additional Series F Stock (which, if Shareholder Approval were obtained, would be convertible into between 9.0 and 9.7 million Shares), and (iii) the Purchaser may in the future become obligated to invest up to an additional $30.0 million in the Company. See "The Recapitalization Agreements--Company Call Option and Purchaser Option" and "The Recapitalization Agreements--Certain Rights Offerings" in the Offer To Purchase. The numbers of Shares issuable upon conversion of the Series F Stock and Series G Stock are estimates and cannot be definitely calculated at this time. See "Special Factors--Redemption Agreement" and "The Recapitalization Agreements--Company Call Option and Purchaser Option" in the Offer To Purchase.

           The Initial Investment Shares and the Tender Offer Shares, taken together, constitute 68.5% of the total number of outstanding Shares as of December 31, 1996; 5,306,986 of the Tender Offer Shares are subject to the voting restrictions described in the Offer To Purchase under the caption "Introduction." Pursuant to the Purchaser's agreement to convert the 9% Debentures and 9.1% Debentures purchased in the Offers into Series F Stock described in the Offer To Purchase, the Purchaser will acquire 446,489 shares of Series F Stock which will be convertible into 4,464,890 Shares upon Shareholder Approval of such conversion and in certain other circumstances. Prior to such Shareholder Approval, the equity securities beneficially owned by the Purchaser following the completion of the Offers represent 49.9% of the total outstanding ordinary voting power of the Company. The number of Shares and Debentures accepted for payment is based on a preliminary count and includes Shares and Debentures subject to guaranteed delivery procedures.




Item 11.   Material to be Filed as Exhibits.


     99.(a)(10) Text of Press Release issued by the Purchaser, dated January 15, 1997

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.


Dated: January 16, 1997



                         MEI HOLDINGS, L.P.


                           By:  MEI GenPar, L.P.
                                Its General Partner

                             By: HH GenPar Partners
                                 Its General Partner

                                By:  Hampstead Associates, Inc.
                                     Its Managing General Partner

                                  By:  /s/ Daniel A. Decker
                                       -----------------------------------------
                                       Daniel A. Decker
                                       Executive Vice President


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.


Dated:  January 16, 1997



                         MEI GENPAR, L.P.


                           By:  HH GenPar Partners
                                Its General Partner

                             By: Hampstead Associates, Inc.
                                 Its Managing General Partner

                                By: /s/ Daniel A. Decker
                                    --------------------------------------------
                                    Daniel A. Decker
                                    Executive Vice President

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.


Dated:  January 16, 1997



                         HH GENPAR PARTNERS


                         By: Hampstead Associates, Inc.
                             Its Managing General Partner

                           By: /s/ Daniel A. Decker
                               -------------------------------------------------
                               Daniel A. Decker
                               Executive Vice President


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.


Dated:  January 16, 1997



                         HAMPSTEAD ASSOCIATES, INC.


                         By:  /s/ Daniel A. Decker
                              --------------------------------------------------
                              Daniel A. Decker
                              Executive Vice President


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.


Dated:  January 16, 1997



                         RAW GENPAR, INC.


                         By:  /s/ Robert A. Whitman
                              --------------------------------------------------
                              Robert A. Whitman
                              President

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., Donald
J. McNamara, Robert A. Whitman and Daniel A. Decker.


Dated:  January 16, 1997



                         INMED, INC.


                         By:  /s/ Daniel A. Decker
                              --------------------------------------------------
                              Daniel A. Decker
                              President


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Robert A. Whitman and Daniel A. Decker.


Dated:  January 16, 1997



                          By:  /s/ Donald J. McNamara
                               -------------------------------------------------
                               Donald J. McNamara


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara and Daniel A. Decker.


Dated:  January 16, 1997



                         By:  /s/ Robert A. Whitman
                              --------------------------------------------------
                              Robert A. Whitman


                                    After reasonable inquiry and to the best of
its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara and Robert A. Whitman.


Dated:  January 16, 1997



                         By:  /s/ Daniel A. Decker
                              --------------------------------------------------
                              Daniel A. Decker

                                INDEX TO EXHIBITS

Exhibits


99.(a)(10)  Text of Press Release issued by the Purchaser on
            January 16, 1997........................................